Exhibit 99(a)(1)(D)

LETTER TO STOCKHOLDERS

THIS IS NOTIFICATION OF THE QUARTERLY REPURCHASE OFFER. IF YOU ARE NOT INTERESTED IN SELLING YOUR SHARES AT THIS TIME, KINDLY DISREGARD THIS NOTICE.

SIERRA INCOME CORPORATION 100 Park Avenue New York, NY 10017 T: 212-759-0777 W: www.sierraincomecorp.com

May 28, 2021

DEAR STOCKHOLDER:

No action is required of you at this time. We have sent this letter to you only to announce the quarterly repurchase offer (the “Offer”) by Sierra Income Corporation (the “Company”). The purpose of this Offer is to provide a measure of liquidity to stockholders since there is otherwise no public market. The Offer is for cash at a price equal to $5.28 per share, which represents the Company’s net asset value per share as of March 31, 2021 (the “Purchase Price”), and is made upon the terms and subject to the conditions set forth in the accompanying Offer to Purchase and Letter of Transmittal. The Offer period will begin on May 28, 2021 and end at 11:59 P.M., Eastern Time, on June 29, 2021. Subject to the limitations contained in the Offer to Purchase, which is attached to this letter, all properly completed and duly executed letters of transmittal returned to us will be processed promptly following the expiration of the Offer period.

IF YOU HAVE NO DESIRE TO SELL ANY OF YOUR SHARES AT $5.28 PER SHARE, WHICH REPRESENTS THE COMPANY’S NET ASSET VALUE PER SHARE AS OF MARCH 31, 2021, PLEASE DISREGARD THIS NOTICE.

We will contact you again next quarter and each quarter thereafter to notify you of the Company’s intention to offer to repurchase a portion of its issued and outstanding shares. If you would like to tender a portion or all of your shares for repurchase at this time, please complete the Letter of Transmittal Form included with this letter and return it in the enclosed envelope. Please see the attached Offer to Purchase for conditions to the Offer, including, but not limited to, the fact that we are only offering to repurchase up to 391,863 shares of our common stock held by stockholders as of the date of this Offer.

All requests to tender shares must be received in good order by the Company, at the address below, by 11:59 P.M., Eastern Time, on June 29, 2021.

Regular Mail	Overnight Mail
Investment Processing Department	Investment Processing Department
c/o DST Systems, Inc.	c/o DST Systems, Inc.
P.O. Box 219731	430 W. 7th Street
Kansas City, MO 64121-9731	Kansas City, MO 64105

If you have any questions, please call your financial advisor or call our Investment Processing Department at DST Systems, Inc. at (888) 292-3178.

Sincerely,

Dean Crowe

Chief Executive Officer and President

Sierra Income Corporation